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MARK W. JEANFREAU Partner Admitted in Louisiana and Texas (504) 584-9236 jeanfrem@phelps.com	March 14, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investar Holding Corp. (CIK 0001602658)

Ladies and Gentlemen:

On behalf of Investar Holding Corporation, a Louisiana corporation that is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Registrant”), and pursuant to Section 6(e) of the Securities Act, we are transmitting to you the confidential draft registration statement on Form S-1 of the Registrant for your confidential, non-public review. As a confidential draft submission, no filing fee is currently due with respect to the registration statement.

If you have any questions or comments concerning the Registration Statement, please call the undersigned at (504) 584-9236.

Very truly yours,

/s/ Mark W. Jeanfreau

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